                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 1 )*

                                   NYFIX, INC.
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                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
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                         (Title of Class of Securities)

                                   0000099047
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                                 (CUSIP Number)

                                    COPY TO:
                               Benjamin S. Reichel
                 Olshan Grundman Frome Rosenzweig & Wolosky LLP
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                 March 28, 2005
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             (Date of Event which Requires Filing of this Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the
following box |_|.

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
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*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE THE
NOTES).

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CUSIP NO. 0000099047               13D                               Page 2 of 4
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION  NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Carl E. Warden
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
               PF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA
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  NUMBER OF        7      SOLE VOTING POWER
   SHARES
 BENEFICIALLY                  2,050,990
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               0
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               2,050,990
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               0
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               2,050,990(1)
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.3%
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     14        TYPE OF REPORTING PERSON*

               IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes  (i)  100,000  shares of common  stock  held by The Carl and Vicki
Warden Family Foundation (the "Foundation"), of which Mr. Warden is the trustee,
(ii) 359,718 shares held in a  multi-generational  trust (the "Trust") and (iii)
60,000  shares  for which Mr.  Warden  has a power of  attorney  (the  "Power of
Attorney  Shares")  which  enables him to vote and dispose of such  shares.  Mr.
Warden disclaims  beneficial  ownership of the shares held by the Foundation and the Trust as well as the Power of Attorney Shares. Does not include an aggregate of 1,599,165  shares of Common Stock held by certain adult family members of Mr.
Warden and their children.

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CUSIP NO. 0000099047               13D                               Page 3 of 4
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                            STATEMENT ON SCHEDULE 13D

     The following  constitutes  Amendment No. 1 ("Amendment No. 1") to Schedule
13D, as amended to date, filed by the undersigned  (the "Schedule 13D").  Except as  specifically  amended by this  Amendment  No. 1, the Schedule 13D remains in full force and effect.

     Items 5(a) and (b) are amended in their entirety to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The  aggregate  number of shares of Common Stock and  percentage of the outstanding  Common Stock of the Issuer  beneficially owned by Mr. Warden is as follows:

        Aggregate Number of                Number of Shares: Sole             Number of Shares: Shared            Approximate
              Shares                      Power to Vote or Dispose            Power to Vote or Dispose            Percentage*
--------------------------------------------------------------------------------------------------------------------------------
               2,050,990(1)                       2,050,990(1)                           0                           6.3%
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            * Based on  32,394,380  shares of Common  Stock,  outstanding  as of
October 31, 2004,  as disclosed in the Issuer's  Quarterly  Report on Form 10-Q, for the quarter ended September 30, 2004.

     (1) Includes (i) 100,000  shares of Common Stock held by The Carl and Vicki
Warden Family Foundation (the "Foundation"), of which Mr. Warden is the trustee,
(ii)  359,718  shares of Common  Stock held in a  multi-generational  trust (the
"Trust")  and (iii)  60,000  shares of Common  Stock for which Mr.  Warden has a power of attorney (the "Power of Attorney Shares") which enables him to vote and dispose of such shares. Mr. Warden disclaims  beneficial ownership of the shares held by the  Foundation  and the Trust as well as the Power of Attorney  Shares.
Does not  include  an  aggregate  of  1,599,165  shares of Common  Stock held by certain adult family members of Mr. Warden and their children.

     Item 5(c) is hereby  amended to include the  following:

     (c) The following table sets forth the transactions  effected by Mr. Warden in the past 60 days immediately prior to the filing of this Amendment No. 1. All purchases were made in the open market

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    Purchase Date                  Number of shares          Purchase Price
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      02/09/2005                       8,500.00                  $4.744
      02/10/2005                       2,000.00                  $4.72
      02/11/2005                       2,000.00                  $4.72
      02/15/2005                        716.00                   $4.726
      02/16/2005                       3,000.00                  $4.70
      02/17/2005                       5,000.00                  $4.646
      02/18/2005                       1,992.00                  $4.608
      02/22/2005                       6,000.00                  $4.549
      02/23/2005                       5,000.00                  $4.56
      02/25/2005                       18,500.00                 $4.624
      02/28/2005                       20,000.00                 $4.68
      03/01/2005                       12,702.00                 $4.574
      03/02/2005                       16,500.00                 $4.5854
      03/03/2005                       29,400.00                 $4.55
      03/04/2005                       21,998.00                 $4.703
      03/11/2005                       9,600.00                  $5.0034

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CUSIP NO. 0000099047               13D                               Page 4 of 4
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    Purchase Date                  Number of shares          Purchase Price
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      03/14/2005                       9,180.00                  $4.9863
      03/15/2005                       5,000.00                  $4.965
      03/16/2005                       2,750.00                  $4.9491
      03/17/2005                       5,200.00                  $4.9344
      03/18/2005                       12,500.00                 $4.90
      03/21/2005                       8,000.00                  $4.84
      03/23/2005                        700.00                   $4.87
      03/24/2005                       5,000.00                  $4.81
      03/28/2005                         64.00                   $4.76

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                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Dated:  April 18, 2005

/s/ Carl E. Warden
--------------------------------
Carl E. Warden